March 16, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax: (703) 813-6968

Attn:	Mr. John Hartz
Senior Assistant Chief Accountant

Re:	Northern Technologies International Corporation
Form 10-K for the Year Ended August 31, 2009
File Number: 1-11038

Dear Mr. Hartz:

This letter is in response to your letter, dated March 4, 2010, to the undersigned as Chief Financial Officer of Northern Technologies International Corporation (“NTIC”), regarding NTIC’s annual report on Form 10-K for the fiscal year ended August 31, 2009.

For your convenience, please note that your comments are repeated below in italicized type, and the numbered items below correspond to the number of the corresponding comment set forth in your letter.  Our responses are provided below each comment.

Form 10-K for the fiscal year ended August 31, 2009

General

1.                                       Comment:  In light of the percentage of your investments to your total assets, please tell us if and how you have considered whether you meet the definition of an investment company.  Please refer to ASC Topic 946.10.15 and Section 3 of the Investment Company Act of 1940.

Response:  We supplementally advise the Staff that we believe we do not meet the definition of an investment company for accounting purposes or within the meaning of Section 3 of the Investment Company Act of 1940.

We note that ASC Topic 946.10.15 requires specific accounting treatment and disclosures for investment companies.  We note that ASC Topic 946.10.20 defines investment companies as those that invest with plans that include exit strategies and do not acquire or hold investments for strategic operating purposes or do not obtain benefits from investees that are unavailable to non-investor entities that are not related parties to the investee.  We believe we do not meet the criteria to be considered an investment company for accounting purposes as we invest in joint ventures to accomplish strategic operating purposes, namely the global manufacture and marketing of products containing our corrosion prevention technologies.  Our historical experience supports our long-term investment in our joint ventures.

We also believe we are not an “investment company” within the meaning of Section 3 of the Investment Company Act of 1940 (the “1940 Act”). Section 3 of the 1940 Act provides two definitions of “investment company” that could potentially relate to our company. Section 3(a)(1)(A), a subjective test, applies to those issuers who intend to be investment companies and who are, or hold themselves out as being, primarily engaged in the business of investing in securities. This definition does not apply to us because we are not primarily engaged in the business of investing in securities, and do not hold our company out as such.  We historically and consistently have described our company in our public filings as a corrosion prevention and management company.  As set forth in our annual report on Form 10-K for the fiscal year ended August 31, 2009, we describe our company as follows:

“NTIC develops and markets proprietary environmentally beneficial products and technical services either directly or via a network of joint ventures and independent distributors in over 50 countries.”

“NTIC’s primary business is corrosion prevention.”

“NTIC has been selling its proprietary ZERUST® and EXCOR® rust and corrosion inhibiting products and services to the automotive, electronics, electrical, mechanical, military and retail consumer markets, for over 30 years.  NTIC also offers worldwide on-site technical consulting for rust and corrosion prevention issues.  In North America, NTIC markets its technical services and ZERUST® products principally to industrial users by a direct sales force and a network of independent distributors.  NTIC’s technical service consultants work directly with the end users of NTIC’s products to analyze their specific needs and develop systems to meet their technical requirements.”

“In addition to this core business, NTIC has three new businesses that have started recently to generate revenue: (1) corrosion prevention technology specifically designed for the oil and gas industry, which NTIC sells both directly and through joint ventures; (2) a product line of compounds and finished products based on a portfolio of proprietary bio-plastic technologies marketed under the Natur-Tec® brand, which NTIC sells directly and through distributors and independent manufacturer’s sales representatives; and (3) technology and equipment that converts plastic waste into diesel, gasoline and heavy fractions, which is exclusively licensed and sold through NTIC’s joint venture Polymer Energy, LLC in North America and Asia.”

The second definition of “investment company,” Section 3(a)(1)(C), is an objective test and applies to any issuer that is engaged in the business of investing, owning, holding or trading “investment securities” having a value in excess of 40% of the issuer’s total assets (exclusive of Government securities and cash items). For purposes of that definition, the term “investment securities” excludes, among other items, securities issued by “majority-owned subsidiaries” of the owner which are not themselves investment companies.  Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”  As of August 31, 2009, we had $26.5 million in total assets.  Of these assets, approximately $14.0 million represented our investments in our corporate joint ventures.  As disclosed in our annual report on Form 10-K for the fiscal year ended August 31, 2009, we participate, either directly or indirectly through holding companies, in 27 active corporate joint venture arrangements in North America, South America, Europe, Asia and the Middle East.  Each of these joint ventures manufactures and markets finished products in the geographic territory that it is assigned.  While most of our corporate joint ventures sell our rust and corrosion inhibiting products and custom packaging systems, we also have joint ventures that manufacture and market machinery that converts plastic waste into crude oil and electronic sensing instruments.  As disclosed in our annual report on Form 10-K for the fiscal year ended August 31, 2009, in the case of most of our corporate joint ventures, we own 50% of the ownership interest of the joint venture.  None of our corporate joint ventures are themselves investment companies.  Excluding our investments in our 50% or more owned corporate joint ventures, our “investment securities” within the meaning of the 1940 Act constitute less than 40% of our total assets (exclusive of Government securities and cash items). As a consequence, we believe we are not an investment company under either definition in Section 3 of the 1940 Act.

Finally, we note that an issuer that otherwise falls within the definition of investment company in Section 3(a)(1)(C) of the 1940 Act, nonetheless, is excluded from the definition of investment company by Section 3(b)(1) of the 1940 Act if the issuer is primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities. See SEC v. National Presto Ind., Inc., 486 F.3d 305, 312-315 (7th Cir. 2007). The determination of a company’s primary business is made by application of a five factor test. Id. at 313. Applying that test to our company, it is clear that we are primarily engaged in the corrosion prevention and management business as evidenced by our historical development, our public representations about our business, the day-to-day activities of our officers and directors, the sources of our income and the nature of our assets.

Business — Corporate Joint Ventures and Holding Companies, page 2

2.                                      Comment:  We note that your ownership percentage interest in Polymer Energy LLC is 62.5%.  Please explain to us how and why you determined that you are not required to consolidate this entity and tell us the impact that not consolidating this entity had on your financial statements during each period your interest exceeded 50%.

Response:  We supplementally advise the Staff that although our ownership percentage in Polymer Energy LLC is 62.5%, Polymer Energy LLC has had limited activity since its inception in 2003 and the impact of not consolidating the entity on our consolidated financial statements has been immaterial.

MD&A — Results of Operations, page 34

3.                                      Comment:  Please revise future annual and quarterly filings to more fully address the factors that impact demand for your products, your expectations regarding the improvement in negative trends and your ability to sustain your operations until that improvement.

Response:  As requested, in future annual and quarterly filings we will more fully address the factors that impact demand for our products, our expectations regarding the improvement in negative trends and our ability to sustain our operations until that improvement.

4.                                      Comment:  Please revise future filings to clarify that you incurred a loss before income taxes in FY 2009.

Response:  As requested, in future filings we will clarify that we incurred a loss before income taxes in FY 2009.

Liquidity and Capital Resources, page 37

5.                                      Comment:  We note your disclosures regarding the violation of a covenant of your Term Loan and the bank’s right to demand immediate payment.  In future filings, please clarify your intentions regarding this loan.  For example, please indicate if you are attempting to obtain a waiver or refinance the loan, if you expect the bank to call the loan, how you plan to fund a potential required re-payment of the loan, and the potential risks and consequences of covenant violations on your liquidity.

Response:  As requested, in future filings we will clarify our intentions regarding our term loan with National City Bank.  In such additional disclosure, we will indicate if we are attempting to obtain a waiver or refinance the loan, if we expect the bank to call the loan, how we plan to fund a potential required re-payment of the loan and the potential risks and consequences of covenant violations on our liquidity.

6.                                      Comment:  Please revise future filings to disclose and discuss the funding sources for your corporate joint ventures, including their use of and the availability of borrowings.  If it is reasonably likely that the exposure to debt by any of your corporate joint ventures may materially impact their operations and liquidity, please revise future filings to disclose and discuss those risks and your ability to address them.

Response:  As requested, in future filings we will disclose and discuss the funding sources for our corporate joint ventures, including their use of and the availability of borrowings.  In addition, if it is reasonably likely that the exposure to debt by any of our corporate joint ventures may materially impact their operations and liquidity, as requested, in future filings we will disclose and discuss those risks and our ability to address them.

7.                                      Comment:  Please revise future annual and quarterly filings to more fully address the factors that impact changes in working capital components that materially impact cash flows from operations, for example, disclose and discuss reasons for changes in receivables and inventory turnover during each period presented.

Response:  As requested, in future filings we will more fully address the factors that impact changes in our working capital components that materially impact our cash flows from operations, including reasons for changes in receivables and inventory turnover during each period presented.

Off-Balance Sheet Arrangements, page 38

8.                                      Comment:  Please revise future filings to disclose the loan guarantee in your commitment and contingency note in your consolidated financial statements or tell us why you do not believe such disclosure is required.

Response:  As requested, in future filings we will disclose the loan guarantee in the commitment and contingency note to our consolidated financial statements.

Consolidated Financial Statements

Consolidated Statements of Operations, page 45

9.                                      Comment:  We note that you include revenues and expenses related to your corporate joint ventures below the subtotal “North American Operating Loss.”  Please explain to us why you believe that your current statement of operations format is appropriate.  Please also explain to us the specific nature of and how you determine the amounts of the revenues and expenses you record under corporate joint ventures and holding companies.  For example, please specifically address why you believe it is appropriate to exclude all R&D expenses from the North American operating loss.

Response:  We supplementally advise the Staff that we use the matching principle in our consolidated statements of operations to show the North American revenue offset by corresponding cost of goods sold and operating expenses that are attributable to those operations.  The expenses that are incurred in support of our corporate joint ventures (including employee expenses, travel expense, consulting expense as well as research and development) are tracked to offset the equity and technical service fees that we collect from our various corporate joint ventures.  Regarding research and development, we are only able to invest in additional research and development due to the cash that we generate from our joint venture income.  The resulting technology also is contractually provided to our corporate joint ventures to market and sell in their respective geographic territories.  The resulting technology also is available to our North American operations, but considering that our North American net sales represent approximately 10% of our worldwide corporate joint venture sales, the allocation amount is deemed immaterial.  Additionally, there are expenses allocated to our North American operations (including Board fees, rent, administration and general overhead) that could be allocated to the joint venture expenses, however, they are deemed immaterial.  The conceptual framework for financial accounting underlies fundamental concepts of financial reporting.  One of the concepts is the understandability by the user.  The concepts link the financial statements to the users, and the related decisions the users will make.  We create worldwide sales of our products through our joint venture distribution channel.  Therefore, the results of the performance of our corporate joint ventures are a significant component of our success.  Grouping equity income, technical fees and joint venture expenses helps the reader of the financial statements gain a better understanding of how our foreign operations are performing, and we believe results in more useful information to the reader.  We believe all relevant information is disclosed to allow users of our financial statements to understand the accounting classifications we employ and that our present classifications allow users to best understand our business and financial results.

Notes to the Financial Statements

1.  Nature of Business and Significant Accounting Policies, page 48

10.                               Comment:  Please tell us and disclose in future filings your accounting policy for recording revenue related to fees earned for technical support and other services provided to corporate joint ventures.  Please clarify the specific nature of the support and services you provide and when and how you recognize the related revenue.  Also, please tell us and disclose in future filings the terms of and your accounting policies for receivables from corporate joint ventures.  Please explain to us the nature of each transaction that may give rise to such receivables, including the distinction between trade corporate joint venture receivables and technical and other services, corporate joint venture receivables.  If your net sales under North American Operations include sales to your corporate joint ventures, please explain to us why you don’t believe that separate disclosure of such sales is warranted.

Response:  As requested, in future filings we will disclose our accounting policy for recording revenue related to fees earned for technical support and other services provided to our corporate joint ventures.  In so doing, we will clarify the specific nature of the support and services we provide and when and how we recognize the related revenue. In addition, as requested, in future filings we will disclose the terms of and our accounting policies for receivables from corporate joint ventures.  In so doing, we will describe the nature of each transaction that may give rise to such receivables, including the distinction between trade corporate joint venture receivables and technical and other services, corporate joint venture receivables.

We supplementally provide the Staff the following information to each of the points contained in Staff Comment No. 10 above.

Please tell us and disclose in future filings your accounting policy for recording revenue related to fees earned for technical support and other services provided to corporate joint ventures.

Our accounting policy for recording revenue related to fees earned for technical support and other services provided to our corporate joint ventures is to recognize revenue related to support of corporate joint ventures when earned, amounts are determinable and collectability is reasonably assured.  Under our agreements with our corporate joint ventures, amounts are earned when product is shipped from corporate joint venture facilities.  We review the financial situation of each of our corporate joint ventures to assist in the likelihood of collections on amounts earned.  We elect to account for these fees on a cash basis for certain corporate joint ventures when uncertainty exists surrounding the collections of such fees.

Please clarify the specific nature of the support and services you provide and when and how you recognize the related revenue.

The support and services we provide our corporate joint ventures include consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications.  Although this support and these services are continuously occurring, contractual obligation of payment by our corporate joint ventures related to administrative services does not occur until the corporate joint ventures ship product from their facilities, as noted above.

Also, please tell us and disclose in future filings the terms of and your accounting policies for receivables from corporate joint ventures.

Our accounting policy for receivables from our corporate joint ventures is as follows:  Accounts receivable from our corporate joint ventures unpaid after 90 days are considered past due.  We do not accrue interest on past due accounts receivable.  We review the credit histories of our corporate joint ventures before extending unsecured credit. We periodically review amounts due from corporate joint ventures for collectability, and based on past experience and continuous review of the balances due have not determined a need for an allowance for doubtful accounts related to our corporate joint venture receivables.

Please explain to us the nature of each transaction that may give rise to such receivables, including the distinction between trade corporate joint venture receivables and technical and other services, corporate joint venture receivables.

Trade receivables from corporate joint ventures arise from sales we make to our corporate joint ventures of products and the essential additives (“Masterbatch”) required to make ZERUST® industrial corrosion inhibiting packaging products functional.  Receivables for technical and other services to our corporate joint ventures are contractually based on a percentage of the sales of the joint ventures and are intended to compensate us for  technical and other services we provide to our corporate joint ventures as described above, including consulting, travel, technical and marketing services to existing joint ventures, legal fees incurred in the establishment of new joint ventures, registration and promotion and legal defense of worldwide trademarks, and legal fees incurred in connection with the filing of patent applications.

If your net sales under North American Operations include sales to your corporate joint ventures, please explain to us why you don’t believe that separate disclosure of such sales is warranted.

Net sales under our North American Operations include sales to our corporate joint ventures.  We disclosed the percentage of our net sales to our corporate joint ventures in Note 13 to our consolidated financial statements, which represented 13.4% of our net sales for the fiscal year ended August 31, 2009 and 12.3% of our net sales for the fiscal year ended August 31, 2008.

Income Taxes, page 49

11.                               Comment:  We note your disclosure that valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Please confirm to us and revise future filings to clarify, if appropriate, that you record a tax valuation allowance when you determine it is more likely than not that some portion or all of your deferred tax assets will not be realized.  Also, please tell us and consider disclosing in MD&A in future filings, how you determined your deferred tax assets are realizable.

Response:  As requested, we hereby confirm and will clarify in future filings that we record a tax valuation allowance when we determine based on all available evidence it is more likely than not that some portion or all of our deferred tax assets will not be realized.  In addition, as requested, in future filings we will disclose in the “Management’s Discussion and Analysis” section how we determine that our deferred tax assets are realizable.

We supplementally advise the Staff that we determined based on all available evidence, including historical data and projections of future results, that it is more likely than not that all of our deferred tax assets, except for our foreign tax credit carryforward and Minnesota state research and development credit carryforwards, will be fully realized.  Based on historical data and future projections, we determined that it is more likely than not that our deferred tax asset related to foreign tax credit carryforwards will not be realized due to insufficient federal taxable income within the carryforward period and the fact that for ordering purposes the foreign tax credit carryforwards are not allowed to be used until after any current year foreign tax credits are utilized.  In addition, based on historical data and future projections, we determined that it is more likely than not that our deferred tax asset related to Minnesota state research and development credit carryforwards will not be realized due to insufficient Minnesota sourced taxable income within the carryforward period.

Deferred Joint Venture Royalties, page 50

12.                               Comment:  Please explain to us and revise future filings to clearly disclose how you determine the amount of technical and support fees you defer for the Company sponsored conference.

Response:  As requested, in future filings we will clearly disclose how we determine the amount of technical and support fees we defer for our Company sponsored conference.

We supplementally advise the Staff that the amount of technical and support fees we have deferred is based on an estimate of the amount we expect to spend every three years to hold the conference, which is currently $288,000.  This estimate is based on historical experience, current conditions and intentions of management. In 2009, which would have been the third year since the last conference, we did not think it was prudent or a good use of our then existing cash balances to hold the conference since we were in a loss position at the time and were trying to conserve our cash resources.  We are planning to hold the conference in the fall of 2010 or spring of 2011, and expect to spend approximately the same amount that has been accrued currently. We do not anticipate deferring any additional technical and support fees until after the next conference in the fall of 2010 or spring of 2011 is held.

6. Investments in Corporate Joint Ventures, page 52

13.                                 Comment:  With a view to enhanced disclosures in future filings, please address the following:

•                        Provide us additional information related to the relative size and variability of the corporate joint ventures included in your summarized financial information.  If any of your corporate joint ventures were individually significant during any period, please tell us what consideration you have given to providing separate summarized financial information for each such corporate joint venture.

•                        Explain to us how you determine and eliminate profits on sales to your corporate joint ventures.

•                        Explain to us when and how you assess that your investment in each corporate joint venture is not impaired.

•                        Tell us your effective ownership interest in your Austrian joint venture before and after the sale to your German joint venture.  Help us understand how you determined the amount of the gain you recorded and the appropriateness of recognizing that gain.

Response:  We supplementally provide the Staff the following information to each of the bulleted points contained in Staff Comment No. 13 above:

Provide us additional information related to the relative size and variability of the corporate joint ventures included in your summarized financial information.  If any of your corporate joint ventures were individually significant during any period, please tell us what consideration you have given to providing separate summarized financial information for each such corporate joint venture.

We note that smaller reporting company registrants are required to follow Rule 8-03 of SEC Regulation S-X for equity method investees.  If significance tests are met for any individual or combination of investees, summarized financial data for all investees in the registrant’s annual financial statement footnotes should be provided.  Minimum disclosures include: current and noncurrent assets and liabilities; redeemable stock and noncontrolling interests; revenues; gross profit; income from continuing operations; and net income.  We believe this information is appropriately reflected in note 6 of our consolidated financial statements.

Explain to us how you determine and eliminate profits on sales to your corporate joint ventures.

Sales made to our corporate joint ventures are contractually done at a small mark-up that is allowed solely to offset our administrative cost in selling various products.  Therefore, there are no material profits that need to be eliminated.

Explain to us when and how you assess that your investment in each corporate joint venture is not impaired.

Periodically, we evaluate our investments in corporate joint ventures for impairment and assess the future cash flow projections to determine if there are any going concern issues.  If an investment it determined to be impaired, a reserve is created to reflect the impairment on our financial results.  If a series of operating losses by a corporate joint venture or other factors indicate a decrease in the value of the investment has occurred that is other than temporary, losses are recognized in addition to those resulting from the application of equity method accounting. Other factors used in this determination include turnover of corporate joint venture management, losses of significant customers and interaction with management by board representatives and our management support team.

Tell us your effective ownership interest in your Austrian joint venture before and after the sale to your German joint venture.  Help us understand how you determined the amount of the gain you recorded and the appropriateness of recognizing that gain.

In our fiscal year ended August 31, 2008, we recognized a gain on the sale of our 50 percent ownership interest in our Austrian joint venture to our German joint venture in the amount of $172,767.  Our ownership interest in our German joint venture is 50 percent.  The gain was determined as the excess of cash received over our equity investment immediately prior to the sale.  We determined that recording the gain on the sale was appropriate because we determined that common control between the entities did not exist for accounting purposes.  In our fiscal year 2008, we noted that Statement on Financial Accounting Standards No. 141 stated that the acquisition of some or all of the noncontrolling interests in a subsidiary is not a business combination.  Furthermore, in our fiscal year 2008, we noted that Emerging Issues Task Force 02-5 noted that common control exists between separate entities if an enterprise holds more than 50 percent of the voting interest of each entity.  We recognized the gain on the sale of our Austrian joint venture because we did not have a controlling interest in either joint venture.

13. Geographic and Segment Information, page 57

14.                               Comment:  It is not clear to us if the geographic and segment disclosures include any of the results associated with your corporate joint ventures which are material to your financial statements.  Please explain to us what is included and excluded from your current disclosures and why you believe they are adequate.

Response:  We supplementally advise the Staff that only the sales of our North American operations are included in the geographic and segment information.  Although our sales to our corporate joint ventures are included in our net sales and the related disclosures, the sales of our corporate joint ventures to other parties are not included.   We believe this adequately discloses the geographic and segment make-up of our consolidated net sales. Our corporate joint ventures represent distribution channels of our product outside of the United States and all material sales of our corporate joint ventures result from sales of our ZERUST® industrial corrosion inhibiting packaging products.

16. Income Taxes, page 60

15.                               Comment:  Please tell us and clarify in future filings the nature of the asset valuation reserves included in non-current deferred tax assets.  Also, please revise future filings to follow the guidance in ASC Topic 740.10.50.  In this regard, it appears to us that you may have netted valuation allowances in your disclosures.

Response:  Asset valuation reserves included in non-current deferred tax assets consist of GAAP and income tax basis differences in partnership investments and intangible assets. As requested, we will clarify the nature of our asset valuation reserves included in non-current deferred tax assets in future filings.  In addition, as requested, we will follow the guidance in ASC Topic 740.10.50 and disclose valuation allowances recognized for deferred tax assets separately in future filings.

We supplementally advise the Staff that our deferred tax asset for research and development credits includes a $159,000 valuation allowance recognized for certain state research and development credits that has been netted in our disclosure. As noted in our response to Staff Comment No. 2 above, based on historical data and future projections, we determined that it is more likely than not that our deferred tax asset related to Minnesota state research and development credit carryforwards will not be realized due to insufficient Minnesota sourced taxable income within the carryforward period.  We will follow the guidance in ASC Topic 740.10.50 and disclose this valuation allowance separately in future filings.

Item 9A (T) Controls and Procedures, page 65

16.                               Comment:  We note that “NTIC maintains disclosure controls and procedures . . . that are designed to reasonably ensure . . .”  If appropriate, please confirm to us, and modify your disclosures in future filings to clearly indicate that your Disclosure Controls and Procedures are designed to provide reasonable assurance.  This comment is also applicable to your November 30, 2009 Form 10-Q.

Response:  We hereby confirm to the Staff of the Division of Corporation Finance, Securities and Exchange Commission, that we maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As requested, in future filings, we will clarify that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

17.                               Comment:  We note your conclusion that NTIC’s disclosure controls and procedures were effective to provide reasonable assurance “that material information relating to NTIC and its consolidated subsidiaries is made known to management, including NTIC’s Chief Executive Officer and Chief Financial Officer, particularly during the period when NTIC’s periodic reports are being prepared.”  Please confirm to us and revise future filings to clarify, if true, that your officers concluded that NTIC’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports they file or submit under the Exchange Act is accumulated and communicated to management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  This comment is also applicable to your November 30, 2009 Form 10-Q.

Response:  We hereby confirm to the Staff of the Division of Corporation Finance, Securities and Exchange Commission, that our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act and that based on management’s evaluation, our chief executive officer and chief financial officer concluded that, as of each of August 31, 2009 and November 30, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

As requested, in future filings, we will clarify that our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act and that based on management’s evaluation, our chief executive officer and chief financial officer concluded that, as of the end of the period covered by such report, our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In the event that we determine that our disclosure controls do not meet the level of effectiveness required, we will disclose it as such and make the immediate changes to correct the items that are deemed ineffective, and if disclosures need to be made, we will do so.

18.                               Comment:  Additionally we note your disclosure regarding the lack of segregation of duties here and in your November 30, 2009 Form 10-Q.  Please explain to us why you have included this disclosure and clarify for us how the lack of segregation of duties impacted the evaluation of the design and effectiveness of your disclosure controls and procedures.

Response:  We supplementally advise the Staff that the lack of segregation of duties we discussed in our annual report on Form 10-K for the fiscal year ended August 31, 2009 and in our quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2009 did not impact our evaluation of the design and effectiveness of our disclosure controls and procedures or the previous conclusions of our chief executive officer and chief financial officer that our disclosure controls and procedures were effective as of August 31, 2009 and November 30, 2009.  We further supplementally advise the Staff that we intend to omit such language in future filings.

* * * * *

In connection with this response, Northern Technologies International Corporation acknowledges that:

1.               Northern Technologies International Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

2.               Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.               Northern Technologies International Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the above response to your comment, please call me at (763) 225-6637 to discuss any further questions or comments you might have concerning the responses contained in this letter.

Very truly yours,

Matthew C. Wolsfeld, CPA

Chief Financial Officer and Corporate Secretary (principal financial officer and principal accounting officer)

cc:	Mark J. Stone, Audit Committee Chair, NTIC
Amy E. Culbert, Oppenheimer Wolff & Donnelly LLP
Scott Riser, Baker Tilly Virchow Krause, LLP
Michael McGee, Baker Tilly Virchow Krause, LLP